FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of November 2006.

Total number of pages: 8

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Copal Electronics Announces Results of Tender Offer to make Fujisoku Its Consolidated Subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

THIS MATERIAL IS NOT FOR DISTRIBUTION OR PUBLICATION IN OR INTO THE UNITED STATES.  THIS IS NOT AN OFFER TO PURCHASE SECURITIES IN THE U.S.  THE COMPANY DOES NOT INTEND TO CONDUCT THE OFFER IN THE U.S. OR TO PERSONS RESIDING IN THE U.S.

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on November 1, 2006, in Kyoto, Japan

Nidec Copal Electronics Announces Results of Tender Offer

to make Fujisoku Its Consolidated Subsidiary

Nidec Copal Electronics Corporation (the “Company”, TSE: 6883), one of the listed subsidiary companies of Nidec Corporation (NYSE: NJ), today announced the results of its tender offer for the common shares of Fujisoku Corporation (“Fujisoku”). The Tender Offer was conducted from October 5, 2006 through October 31, 2006 as scheduled. As a result of the Tender Offer, Fujisoku will become a consolidated subsidiary of the Company.

The details of the completed Tender Offer are as follows:

I. Results of Tender Offer

1. Outline of Tender Offer

a) Name and Head Office Address of the Offerer:	Nidec Copal Electronics Corporation: 7-5-25 Nishishinjuku, Shinjuku-ku, Tokyo 160-0023, Japan
b) Name of the Offeree:	Fujisoku Corporation
c) Class of Shares Acquired through the Tender Offer:	Common Stock
d) Tender Offer Period:	From Thursday, October 5, 2006 to Tuesday, October 31, 2006
e) Tender Offer Price:	6,072 Japanese yen per share

2. Results of the Tender Offer

a) Subscription Details
Total scheduled number of shares to be acquired:	147,494
Scheduled number of shares to be purchased:	140,000
Scheduled number of additional shares to be purchased:	7,494
Total number of shares tendered:	145,956
Total number of shares to be purchased:	145,956

b) Outcome of Tender Offer
The Company will purchase all shares tendered, as the total number of shares tendered (145,956) exceeded the scheduled number of shares to be purchased (140,000)
Total Number of Tendering Shareholders :	108
Total Number of Shares Tendered:	145,956
Total Number of Shares to be Purchased:	145,956
Total Number of Shares to be Returned:	0

c) Method of Calculation Where Shares are to be Purchased on a Pro Rata Basis
Not applicable

d) Number of Shares Held and Ownership after Tender Offer
Number of shares before Tender Offer:	0
Number of voting shares before Tender Offer:	0
Number of shares after Tender Offer:	145,956 (Ownership: 98.82%)
Number of voting shares after Tender Offer:	145,956 (Voting share ratio: 98.96%)

Note 1: Ownership percentage is calculated as a proportion of the total number of issued shares of Fujisoku of 147,700 (as of September 30, 2006).

Note 2:   The voting share ratio is calculated as a proportion of the number of voting shares owned by the shareholders of Fujisoku. The voting shares owned by Fujisoku as of September 30, 2006 is excluded.

Note 3: Percentages are rounded to two decimal places.

e) Cost of Tender Offer:	886,244,832 Japanese yen

3. Method of Settlement and Start Date

a) Name and head office address of securities company for settlement of tender Offer	Mitsubishi UFJ Securities Co., Ltd.: 4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6317

b) Start of settlement:	Wednesday, November 8, 2006

c) Method of settlement:

A notification of purchase by Tender Offer will be mailed to the address of tendering shareholders (or to the standing proxy in the case of foreign shareholders) without delay after the close of the Tender Offer period. Tendered shares will be purchased in cash. Payment for the shares purchased will be remitted from Mitsubishi UFJ Securities Co., Ltd. to the account designated by tendering shareholders without delay after the start of settlement

4. Location of public copy of tender offer explanatory statement

Nidec Copal Electronics Corporation:	7-5-25 Nishishinjuku, Shinjuku-ku, Tokyo 160-0023, Japan

II. Outline of Fujisoku

1. Basic Information of Fujisoku
a) Trade Name:	Fujisoku Corporation
b) Principal Lines of Business:	Manufacture, processing and sale of electric/electronic equipment and measurement instruments
c) Date of Incorporation:	August 7, 1947
d) Principal Office:	1890, Sumiyoshi-cho, Kiduki, Nakahara-ku, Kawasaki-shi, Kanagawa, Japan
e) Representative:	Tsutomu Matsuo, President
f) Paid-in Capital:	Japanese yen 389,000,000 (as of March 31, 2006)
g) Total Number of Shares Outstanding:	147,700 shares (as of September 30, 2006)
h) Major Shareholders and Shareholdings (as of September 30, 2006):
Japan Recovery Fund II (Phoenix Capital Co., Ltd.)	94.8%
Takashi Kimura	0.7%
Mizuho Bank, Ltd.	0.3%
Kenzo Kimura	0.3%
Toshiko Uehara	0.2%
Yujiro Kimura	0.2%
Meiji Yasuda Life Insurance Company	0.2%
Yoichi Kimura	0.1%
Bank of Tokyo-Mitsubishi UFJ	0.1%
Mitsui Sumitomo Insurance Co. Ltd.	0.1%

      Note 1: Phoenix Capital Co., Ltd., the General Partner of Japan Recovery Fund II, converted all six Fujisoku Series A Convertible Preferred Stock held as of March 31, 2006 into 120,000 shares of Fujisoku Common Stock (the “Conversion”), with the conversion ratio set at one Fujisoku Series A Convertible Preferred Stock for 20,000 shares of Fujisoku Common Stock. As a Result, the total number of Fujisoku Common Stock issued amounted to 147,700 shares as of September 30, 2006.

      Note 2: As of March 31, 2006, Phoeix Capital Co., Ltd. owned 20,000 shares of Fujisoku Common Stock. Including the 120,000 shares of Fujisoku Common Stock obtaine through the Conversion, the total number of Fujisoku Common Stock owned by Phoeix Capital Co., Ltd. amounted to 140,000 shares as of September 30, 2006.

      Note 3: Each principal shareholder’s percentage ownership indicated above, except that of Phoeix Capital Co., Ltd., is calculated based on the number of Fujisoku Common Stock held as of March 31, 2006.

i) Operating Results for the Most Recent Fiscal Years

Non-consolidated Results		(Yen in thousands)
	Year ended March 31, 2005	Year ended March 31, 2006
Sales	7,752,251	6,583,734
Gross profit	1,525,880	1,246,623
Operating Income	542,493	309,967
Recurring Income	228,236	192,100
Net Income	(1,559,958)	(24,181)
Total assets	7,325,636	6,291,379
Shareholders’ equity	232,429	245,977
Dividend per share	0	0

Consolidated Results		(Yen in thousands)
	Year ended March 31, 2005	Year ended March 31, 2006
Sales	8,308,030	7,146,336
Gross profit	1,740,379	1,472,503
Operating Income	618,154	367,765
Recurring Income	275,527	233,770
Net Income	(543,683)	1,631
Total assets	7,418,831	6,322,691
Shareholders’ equity	283,424	263,113

2. Scheduled Date for Consolidation of Fujisoku: Wednesday, November 8, 2006

3. Outlook
Upon completion of the Tender Offer, Fujisoku will become a consolidated subsidiary of the Company.

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